

VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400


10015862

SUPPL

VIA FEDEX

June 4, 2010


SEC MAIL PROCESSING
RECEIVED
JUN 03 2010
WASH, D.C.
193
SECTION

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon Ross
Chief Financial Officer
for **VALGOLD RESOURCES LTD.**

Enclosures

6/15

United States Sec Filing
June 4, 2010

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated April 13, 2010;
2. News Release – dated April 22, 2010

Correspondence with Securities Commission(s)

1. 52-109FV2 – Certification of interim filings – CEO – English – dated April 1, 2010;
2. 52-109FV2 – Certification of interim filings – CFO – English – dated April 1, 2010;
3. Interim Financial Statements – English – dated April 1, 2010;
4. MD&A – English – dated April 1, 2010;
5. Material change report – English – dated April 16, 2010;
6. Material document – English – dated April 16, 2010.

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

April 13, 2010
NR 2010-08

TSX Venture Exchange Symbol: VAL
Frankfurt Exchange Symbol: VR2

VALGOLD COMPLETES OVERSUBSCRIBED FINANCING

Vancouver, BC - ValGold Resources Ltd. ("ValGold" or the "Company") reports that the second and final closing on April 13th 2010 of a private placement of approximately 1,805,000 Subscription Receipts at a price of $0.17 per Subscription Receipt raised aggregate gross proceeds of $306,850. The initial closing of 4,195,000 Subscription Receipts announced on 3rd March, 2010 raised $713,150. The total amount raised was $1,020,000 and the financing was oversubscribed.

Each Subscription Receipt will be immediately exchanged without further cost to its holder for one Unit. Each Unit consists of one consolidated common share and one non-transferable purchase warrant exercisable to purchase one additional consolidated common share at a price of $0.25 for a period of five (5) years after the closing date of the offering. The shares issued for the final closing will be subject to a statutory four month hold period ending on August 13th 2010.

If, at any time after the date that is four months and one day following the Closing Date, the closing price of the common shares of the Company on the TSX Venture Exchange, or such other stock exchange or quotation system on which the Company's common shares are then traded, is not less than $0.50 per share for a period of 10 consecutive trading days (whether or not a trade occurs on any of such days), then the Company may elect to accelerate the Expiry Time of any unexercised Share Purchase Warrants by sending notice to the Holder, by prepaid regular mail to the address of the Holder on record with the Company from time to time, and the Expiry Time shall thereupon be deemed to be amended to 4:00 p.m. local time at the City of Vancouver, Province of British Columbia on the date that is the 30th day following the date of such notice.

The proceeds of the Subscription Receipts will be used by the Company for maintenance of the Tower Mountain Property in Ontario and the Venezuelan properties, and for general working capital.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President and Chief Executive Officer

For further information please contact:
Tel: (604) 687-4622
Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.

1400 - 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

April 22, 2010
NR 2010 - 10

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD SHAREHOLDER UPDATE APRIL 2010

Vancouver, British Columbia –ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to provide an update on recent progress and some guidance as to our gold projects in the Americas.

Corporate: ValGold completed a restructuring effective March 1, 2010, with our share capital consolidated on a 5 for 1 basis. The restructuring was undertaken to provide ValGold greater flexibility as regards to any future financing or acquisition.

Our financing as reported on March 31st 2010 and on April 13th 2010 was over subscribed. The private placement consisted of 6,000,000 Subscription Receipts priced at $0.17 per Subscription Receipt to raise aggregate gross proceeds of $1,020,000. Each Subscription Receipt was converted into a Unit composed of a common share and a share purchase warrant. For more information on the private placement, please see our April 12th 2010 news release,

Garrison Project: Northern Gold Mining Ltd. ("Northern Gold") is actively working to earn its initial interest in the Garrison property, located in the Timmins-Kirkland Lake gold camp. Under the option agreement announced on September 14th 2009, Northern Gold may earn an 80% interest in the Garrison property by making option payments to ValGold of $2,000,000 and spending $8,000,000 on exploration.

Northern Gold's first stage program was completed in December, 2009, and consisted of eleven core holes totalling 2,333 metres ("m") and issuing a NI 43-101 compliant report. The 2009 drilling on the property brings the total to 85 holes for an accumulated length of 34,345m since ValGold acquired the property in 2005. The focus of the Northern Gold program was the Garrcon shaft area where exploration has been on-going intermittently since the 1930's. ValGold recognized that the Garrcon gold zones may hold the potential for a large tonnage/low grade target that could host up to 30 million tonnes with a possible gold grade of 1 to 3 grams per tonne ("g/t"). ValGold's management believes that the nine holes completed by ValGold plus the 2009 results by Northern Gold on the Garrcon shaft zones positively support the target potential. For more information on the recent and historical Garrison Project drilling, please visit our website and see our 2010 news releases of January 7th & 27th, February 23rd and March 4th.

Northern Gold reported on March 31st 2010 that it had completed a supplementary geophysical survey as part of the 2010 exploration program and was to begin the process of permitting for advanced exploration/development of the Garrison project. In addition, it was tendering bids for its 2010 10,000m diamond drill program. The drilling will be designed to complete a NI 43-101 resource calculation of the Garrcon Zone and to test the extent of mineralization in both the Garrcon Zone and Jonpol Zones.

Tower Mountain Project: ValGold's 100%-owned Tower Mountain property is located immediately south of the Trans-Canada Highway approximately 40 km west of Thunder Bay, Ontario. Since November 2002 our exploration work has consisted mainly of diamond drilling. A total of eight drill programs comprising 75 drill holes for 18,279m of core, have been completed to date. We have focused on the U/V Zone where the most continuous structure is the U-V Main Vein for which ValGold reported a NI 43-101 compliant inferred resource of bulk mineable 151,000 ounces.

Drilling has delineated two additional zones of high-grade mineralization. The 04-31 Zone, located 800 metres southeast of the U/V Zone, appears similar to the U/V Main Vein. It hosts at least one main mineralized structure bounded by several metres of wall rock registering strongly anomalous gold values. This target has been tested by two holes with the best drill intercept returning 21.14 g/t Au over 1.5 metres. The third high-grade zone is the 04-36 Zone and is located 400 metres southwest of the U/V Zone. Two drill holes intersected this zone with one hole documented 41.35 g/t Au over 1.5 metres and the second hole returned an assay of 5.31 g/t over 1.5 metres.

ValGold is currently reviewing the past work on the Tower Mountain gold zones that include the above resource area and the 18 other surface occurrences. The intention is to define and prioritize drill targets of the three drilled zones and possibly expanding on the present gold resources. The proposed work program for 2010 includes core drilling of up to 2,500m.

Venezuela Properties: Despite the stress caused by the late 2008 financial crisis, ValGold has maintained its properties in Venezuela. Our Company's interests are held through its 100%-owned British Virgin Island subsidiary, Honnold Corp that was acquired for a total price of US$2,000,000 in cash and the equivalent of US$6,000,000 in ValGold common shares. Previous exploration expenditures on the properties are estimated to be approximately US$38.0 million. Details of the acquisition are outlined in a news release dated January 9, 2006.

To date, ValGold expenditures have totalled approximately $15 million in acquisition and exploration costs. Our work has been building on the extensive data base developed over the years by the previous owners that had invested substantially, exploring for, and delineating literally dozens of gold and base metal occurrences. Several very significant advances have been made by ValGold's exploration team including the discovery of the Los Patos, Los Patos South and Los Patos Central gold zones. A NI 43-101 report was completed on the main Los Patos occurrence by Micon International in 2008 and identified an indicated resource of 1.1 million tonnes grading 2.94 g/t Au based upon a gold price of US$650. Of the 28 drill holes on the Los Patos main zone, 11 intersected the gold mineralization below the limits of the indicated resource with the deepest and last hole of the drill campaign, LI07-35, intersecting 3.0m grading 9.84 g/t Au. The gold zones in the area of the Los Patos occurrence are associated with a six-kilometre long structure that has another 8 similar gold zones that represent additional high priority drill targets.

More recently, ValGold has entertained expressions of interest from third parties and has signed Confidentiality Agreements with four companies. The objective of entering into negotiations has been to enlist the financial and technical depth possessed by larger corporations to more effectively develop our large and mineral-rich properties. In this manner, ValGold can continue its commitment to recover and generate wealth for its stakeholders and develop important new projects in the Guiana Shield.

Outlook: In addition to the continuing work on our Garrison property, our preparations for the next stage of drilling on Tower Mountain and our optioning of the Venezuelan properties, ValGold is on the constant lookout for new opportunities. Our objective is to acquire properties with exceptional unrecognized potential. With our proven record of well-focused exploration, ValGold has been successful in taking on projects and materially improving their value, and our recent investigations have revealed a number of excellent prospects that we believe could represent production opportunities for our Company.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President and Chief Executive Officer

ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

Caution concerning forward-looking statements: The information in this release may contain forward-looking information under applicable securities laws. This forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied in the forward-looking information. Factors that may cause actual results to vary include, but are not limited to, inaccurate assumptions concerning the exploration for and development of mineral deposits, political instability, currency fluctuations, unanticipated operational or technical difficulties, changes in laws or regulations, the risks of obtaining necessary licenses and permits, changes in general economic condition or conditions in the financial markets and the inability to raise additional financing. Readers are cautioned to not place undue reliance on this forward-looking information. The Company does not assume the obligation to revise or update this forward-looking information after the date of this release or to revise such information to reflect the occurrence of future unanticipated events except as may be required under applicable securities laws. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Stephen J. Wilkinson, Chief Executive Officer of ValGold Resources Ltd., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending January 31, 2010.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 1, 2010

Stephen J. Wilkinson
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Shannon M. Ross, Chief Financial Officer of ValGold Resources Ltd., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending January 31, 2010.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 1, 2010

Shannon M. Ross
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JANUARY 31, 2010 AND 2009
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Balance Sheets
As at January 31, 2010 and July 31, 2009
(Unaudited – prepared by management)

	January 31, 2010	July 31, 2009
Assets		
Current assets		
Cash and cash equivalents	$ 338,911	$ 10,892
Accounts receivable and prepaids	30,886	18,208
Marketable securities (Note 6)	--	88,690
	369,797	117,790
Investments (Note 6)	437,501	--
Buildings and equipment (Note 7)	44,560	52,862
Mineral property interests (Note 5)	1,637,230	1,757,882
	$ 2,489,088	$ 1,928,534
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,007,876	$ 965,201
Due to related parties (Note 9)	653,311	574,756
	1,661,187	1,539,957
Shareholders' equity		
Share capital (Note 8 (b))	51,610,414	51,610,414
Share subscriptions	425,900	--
Warrants	142,852	386,642
Contributed surplus	3,539,497	3,295,707
Accumulated other comprehensive loss	284,375	--
Deficit	(55,175,137)	(54,904,186)
	827,901	388,577
	$ 2,489,088	$ 1,928,534

Going concern (Note 1)
Subsequent events (Note 12)
Commitments (Note 5 (b))

See accompanying notes to consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk" "Stephen J. Wilkinson"

Kenneth Yurichuk
Director

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Three and six months ended January 31, 2010 and 2009
(Unaudited – prepared by management)

	Three months ended January 31, 2010	Three months ended January 31, 2009 (restated)	Six months ended January 31, 2010	Six months ended January 31, 2009 (restated)
Expenses				
Amortization	$ 2,306	$ 3,225	$ 5,234	$ 6,450
Exploration costs (Note 13)	(80,264)	121,181	96,667	333,100
Foreign exchange loss (gain)	(5,243)	10,521	(1,057)	71,675
Interest expense	2,076	22,786	4,370	29,347
Legal, accounting and audit	16,000	23,471	32,000	32,256
Management and consulting fees	7,500	16,500	15,000	33,000
Office and administration	21,289	101,267	39,398	178,087
Salaries and benefits	91,717	102,386	155,131	239,331
Shareholder communications	35,398	16,318	36,800	46,325
Stock-based compensation	--	--	--	13,967
	90,779	417,655	383,543	983,538
Interest income	(14,810)	(63)	(14,910)	(525)
Recovery of bed debt	(64,005)	--	(64,005)	--
Recovery in excess of mineral property acquisition costs	--	--	(57,012)	--
Impairment write-down on marketable securities	--	--	23,335	--
Realized loss on investments	--	29,120	--	29,120
Loss for the period	(11,964)	(446,712)	(270,951)	(1,012,133)
Deficit, beginning of period	(55,163,173)	(54,546,659)	(54,904,186)	(53,981,238)
Deficit, end of period	$(55,175,137)	$(54,993,371)	$(55,175,137)	$(54,993,371)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	109,774,536	89,874,836	109,774,536	89,838,151

Statements of Comprehensive Income (loss)
(Unaudited – prepared by management)

	Three months ended January 31, 2010	Three months ended January 31, 2009 (restated)	Six months ended January 31 2010	Six months ended January 31 2009 (restated)
Loss for the period before comprehensive income	$ (11,964)	$ (446,712)	$ (270,951)	$ (1,012,133)
Change in unrealized loss on investments	196,875	(23,249)	284,375	(108,400)
Realized gain on investment	--	29,120	--	29,120
Comprehensive income (loss)	$ 184,911	$ (440,841)	$ 13,424	$ (1,091,413)

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Shareholders' Equity
Three and six months ended January 31, 2010 and 2009
(Unaudited – prepared by management)

	Common Shares Without Par Value		Share subscriptions	Warrants	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount						
Balance, July 31, 2008 (restated)	89,624,836	$ 51,286,918	$ --	$ 2,101,899	$ 1,563,547	$ (53,981,238)	$ (136,886)	$ 834,240
Shares issued for mineral property interests and other								
Tower Mountain annual pre-production royalty paid in shares	250,000	25,000	--	--	--	--	--	25,000
Shares issued for debt	19,899,700	298,496	--	--	--	--	--	298,496
Stock-based compensation	--	--	--	--	16,903	--	--	16,903
Change in investments for the period	--	--	--	--	--		136,886	136,886
Warrants expired, unexercised	--	--	--	(1,715,257)	1,715,257	--	--	--
Loss for the period	--	--	--	--	--	(922,948)	--	(922,948)
Balance, July 31, 2009	109,774,536	51,610,414	--	386,642	3,295,707	(54,904,186)	--	388,577
Change in investments for the period	--	--	--	--	--	--	284,375	284,375
Warrants expired, unexercised	--	--	--	(243,790)	243,790	--	--	--
Share subscriptions	--	--	425,900	--	--	--	--	425,900
Loss for the period	--	--	--	--	--	(270,951)	--	(270,951)
Balance, January 31, 2010	109,774,536	$ 51,610,414	$ 425,900	$ 142,852	$ 3,539,497	$ (55,175,137)	$ 284,375	$ 827,901

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Cash Flows
Three and six months ended January 31, 2010 and 2009
(Unaudited – prepared by management)

	Three months ended January 31, 2010	Three months ended January 31, 2009 (restated)	Six months ended January 31, 2010	Six months ended January 31, 2009 (restated)
Cash provided by (used for):				
Operations				
Loss for the period	$ (11,964)	$ (446,712)	$ (270,951)	$(1,012,133)
Items not involving cash				
Amortization	3,838	17,438	8,302	32,564
Stock-based compensation	--	--	--	16,902
Loss on investments	--	29,120	23,335	29,120
Recovery of bad debt	(64,005)	--	(64,005)	--
Gain on recovery of mineral property	--	--	(57,012)	--
Changes in non-cash working capital				
Accounts receivable and prepaids	(18,282)	21,888	(27,488)	91,676
Due from related parties	--	265,954	--	484,950
Accounts payable and accrued liabilities	(133,497)	20,512	42,675	126,892
	(223,910)	(91,800)	(345,144)	(230,029)
Investing activities				
Mineral property acquisition costs	--	(1,502)	(462)	(1,502)
Proceeds from mineral property option	--	--	25,000	--
Proceeds on sale of marketable securities	65,355	--	65,355	--
	65,355	(1,502)	89,893	(1,502)
Financing activities				
Due from related parties	(38,618)	--	78,555	
Share subscriptions received	425,900	--	425,900	--
Recovery of bad debt expense	78,815	--	78,815	--
	466,097	--	583,270	--
Increase (decrease) in cash and cash equivalents during the period	307,542	(93,302)	328,019	(231,531)
Cash and cash equivalents, beginning of period	31,369	98,256	10,892	236,485
Cash and cash equivalents, end of period	$ 338,911	$ 4,954	$ 338,911	$ 4,954

Supplementary cash flow information (Note 11)

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three and six months ended January 31, 2010 and 2009
(Unaudited – prepared by management)

1. Nature of operations and going concern uncertainty

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is presently engaged in the business of exploration and development of mineral properties in Canada and Venezuela, and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. Several adverse conditions as set out below cast significant doubt on the validity of this assumption. At January 31, 2010, the Company has no source of operating cash flow and an accumulated deficit of $55,175,137 (July 31, 2009 - $54,904,186). At January 31, 2010, the Company has a working capital deficiency of $1,291,390 (July 31, 2009 - $1,422,167). Operations for the period ended January 31, 2010, were funded primarily from the sale of shares of marketable securities and the use of cash on hand and advances from related parties and the sale of investments in marketable securities.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. The Company has entered into an option agreement on its Tower Mountain property (Note 5 (b)), but as yet, the optionor has been unable to fund its planned exploration program. In the six months ended January 31, 2010, the Company signed a final option agreement on its Garrison property (Note 5 (a)), and received the first payment under the option agreement comprised of $25,000 in cash and 2,178,500 common shares of Northern Gold Mining Inc. ("Northern Gold"), which become free-trading in February 2010. The market price of the common shares of Northern Gold was $0.07 on the day they were issued to the Company.

The current financial equity market condition and the challenging funding environment make it difficult to raise funds by private placements of shares. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of mineral property interests and other assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral property interests represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral property interests is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Company's independent auditor has not performed a review of these consolidated financial statements.

2. Basis of presentation

The accompanying financial statements for the interim periods ended January 31, 2010 and 2009, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited consolidated financial statements for the year ended July 31, 2009.

3. Changes in accounting policy

During the year ended July 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to align itself with policies adopted by other exploration stage mining companies. In previous years, the Company had capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or determined to be impaired.

On March 27, 2009 the Emerging Issues Committee ("EIC") of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets in general.

The Company has retrospectively changed its accounting policy to expense exploration costs until the mineral property interest is deemed to reach the development stage, at which time it will commence capitalizing development costs. Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined. After an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported January 31, 2009, interim consolidated financial statements is as follows:

	As Previously Reported	Restatement	As Restated
Mineral properties interests at January 31, 2009	$ 11,518,269	$ (9,786,117)	$ 1,732,152
Deficit at January 31, 2009	45,207,254	9,786,117	54,993,371
Cumulative changes in deficits prior to July 31, 2008	28,928,037	10,657,364	39,585,401
Changes to the statement of operations in the six months ended January 31, 2009			
Exploration expenses	--	333,100	333,100
Write-down of mineral property interests	22,665	(22,665)	--
Loss for the six months ended January 31, 2009	(701,698)	(310,435)	(1,021,133)
Loss per share for the six months ended January 31, 2009	$(0.01)	$(0.00)	$(0.01)
Cumulative changes in deficit and mineral property interests		9,786,117	
Change in cumulative deficit, restated, January 31, 2009	$ 45,207,254	$ 9,786,117	$ 54,993,371

4. Accounting standards issued but not yet effective

(a) Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Handbook Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The new section is effective for the Company on August 1, 2009. The Company has no goodwill or intangible assets as of January 31, 2010.

(b) Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, "Consolidated Financial Statements", and Handbook Section 1602, "Non-Controlling Interests", which together replace Handbook Section 1600, "Consolidated Financial Statements". These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Handbook Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement. The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new sections also require non-controlling interests to be presented as a separate component of shareholders' equity.

Under Handbook Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new sections on its consolidated financial statements.

(c) Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to International Financial Reporting Standards ("IFRS") 3R, Business Combinations (January 2008). The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three and six months ended January 31, 2010 and 2009
(Unaudited – prepared by management)

4. **Accounting standards issued but not yet effective (continued)**

(c) Business combinations (continued)

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

5. **Mineral property interests**

Acquisition costs in respect of the Company's mineral property interests owned, leased and under option consist of the following:

	July 31, 2009	Additions (Dispositions)	January 31, 2010
Garrison Project (a)	$ 121,113	$ (121,113)	$ --
Tower Mountain (b)	314,211	461	314,672
Venezuela Properties (c)	1,322,558	--	1,322,558
	$ 1,757,882	$ (120,652)	$ 1,637,230

(a) Garrison Project, Ontario

In June 2005, the Company purchased 100% interest in 35 claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

During the six months ended January 31, 2010, the Company finalized an agreement with Northern Gold Mining Inc. ("Northern Gold"), whereby Northern Gold may acquire an initial 50% undivided interest in the property by making cash payments to the Company of $1,000,000 over four years, with all or part of the payments being made in Northern Gold common shares at Northern Gold's option, using a 20-day value weighted average price. The Company received $25,000 in cash and 2,187,500 common shares for the first annual payment of $200,000. The shares received were recorded at a market value of $0.07, the price on the date of receipt of the common shares. To earn the 50% interest, Northern Gold must also complete exploration work on the property in the amount of $4,000,000 over four years, with $500,000 being spent on the property in the first year of the agreement and not less than $750,000 to be expended in each of the subsequent years. After earning the initial 50% interest, Northern Gold may increase its interest to 80% by making additional cash payments of $1,000,000 over four years, with all or part of the payments being made in Northern Gold common shares at Northern Gold's option, priced using a 20-day value weighted average price and completing additional exploration work on the property in the amount of $4,000,000 over the next four years.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three and six months ended January 31, 2010 and 2009
(Unaudited – prepared by management)

5. Mineral property interests (continued)

(b) Tower Mountain Project, Ontario

In June 2002, the Company entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property located in north western Ontario. The Company earned its interest by making cash payments of $220,000 and completing $1,000,000 in exploration expenditures on the property over a four-year period. Commencing in 2008, an annual pre-production royalty of $25,000 in cash or shares is payable, ending on commencement of production. On August 27, 2008, the Company issued 250,000 common shares at a market price of $0.10, as payment for the initial royalty payment. The Company also acquired a building on the property at a cost of $25,000. The property is subject to a 2.5% NSR on production which may be reduced to 1.5% by a payment to the optionors of $1,000,000 at any time up to the commencement of commercial production. The pre-production royalty due in July 2009 has not been paid, but will be paid when the Company is able. The Company has been in discussions with the holder of the advance royalty payment.

In fiscal 2009, the Company entered into an agreement with HMZ Metals Inc. ("HMZ"), by which HMZ was granted an option to acquire 50% of the Company's interest in the property. HMZ did not complete its planned transaction, and as a result, the Company is considering other options with respect to the Tower Mountain Gold Project, including further exploration by ValGold, subject to financing, joint venture with other parties or sale of the property will be considered.

(c) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company could acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly held twenty-seven exploration licenses in Bolivar State, Venezuela (the "Venezuela Properties"). The acquisition was accomplished in two phases. Initially, the Company advanced US$500,000 cash and 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option to purchase the shares of Honnold Corp. The initial shares were issued immediately following regulatory approval of the transaction. The option, as amended, was then exercisable at any time up to October 9, 2007. To complete the exercise of the option, the Company paid the optionors an additional US$1,500,000 in cash and issued 15,014,443 common shares, with a fair value of US$5,000,000. The number was calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event was to be not less than US$0.20.

The optionors retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee was paid in two installments of common shares for a total of 1,265,073 common shares. The mineral property costs of $1,322,558 reflect the costs related to acquisition costs on the Increible concessions, a portion of the Venezuelan Properties.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three and six months ended January 31, 2010 and 2009
(Unaudited – prepared by management)

5. Mineral property interests (continued)

Measurement uncertainty

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any property specific adverse impact to date on its operations in Venezuela or Canada, but general mining market conditions have deteriorated, particularly with respect to exploration in Venezuela, resulting in a decrease in the price of the Company's common shares and creating difficulty in raising sufficient equity capital to effectively explore or develop the Company's mineral property interests.

One or more of the issues described herein, or other factors beyond our control in future periods could adversely affect the Company's operations and investment in Venezuela and/or Canada in the future, and could result in further potential or total write-downs of the Company's recorded mineral property interests of $1,637,230 at January 31, 2010. Such write-down amounts could be material.

6. Marketable securities and investments

	Number of Shares	Book Value January 31, 2010	Fair Value January 31, 2010	Fair Value July 31, 2009
Emgold Mining Corporation (Note 8 (f))	400,000	$ --	$ --	$ 32,000
Sultan Minerals Inc. (Note 8 (f))	665,000	--	--	46,550
Brigadier Gold Ltd.	507,000	--	--	10,140
Total Marketable Securities		--	--	88,690
Northern Gold Mining Inc.	2,187,500	153,126	437,501	--
Total Investments		$ 153,126	$ 437,501	$ --
Total		$ 153,126	$ 437,501	$ 88,690

During the six months ended January 31, 2010, the Company sold 507,000 common shares of Brigadier Gold Ltd., 665,000 common shares of Sultan Minerals Inc. and 400,000 common shares of Emgold Mining Corporation for net proceeds of $65,355.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three and six months ended January 31, 2010 and 2009
(Unaudited – prepared by management)

7. Buildings and equipment

	Cost	Accumulated Amortization	Net Book Value January 31, 2010	Cost	Accumulated Amortization	Net Book Value July 31, 2009
Vehicles	$ 21,449	$ 21,449	$ --	$ 21,449	$ 21,449	$ --
Office equipment	30,715	27,975	2,740	30,715	27,614	3,101
Buildings	61,339	21,771	39,568	61,339	18,704	42,635
Computer equipment	18,626	16,841	1,785	18,626	14,069	4,557
Field equipment	53,282	52,815	467	53,282	50,713	2,569
	$ 185,411	$ 140,851	$ 44,560	$ 185,411	$ 132,549	$ 52,862

8. Share capital

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

See Consolidated Statements of Shareholders' Equity and See Note 12 - Subsequent Events.

(c) Stock options

In January 2008, the shareholders approved a 10% rolling stock option plan as prescribed by the policies of the TSX Venture Exchange. The plan provides for the granting of incentive stock options to directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of ten years. The plan currently allows for the issue of up to 10,977,454 stock options

The following table summarizes changes in the number of stock options outstanding:

	Options	Weighted Average Exercise Price
Balance, January 31, 2010 and July 31, 2009	4,140,000	$0.30
Exercisable at January 31, 2010 and July 31, 2009	4,140,000	$0.30

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three and six months ended January 31, 2010 and 2009
(Unaudited – prepared by management)

8. Share capital (continued)

The following table summarizes information about the stock options outstanding at January 31, 2010:

Number Outstanding at January 31, 2010	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
1,205,000	1.0 years	$0.25
100,000	1.5 years	$0.25
470,000	2.9 years	$0.25
580,000	3.8 years	$0.25
1,635,000	2.2 years	$0.35
150,000	2.4 years	$0.62
4,140,000	2.1 years	$0.30

The Black-Scholes option valuation model ("B-S") may be used to estimate the value of outstanding options granted under the Company's plan was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. It should be noted, however, that the Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted.

(d) Warrants

As at January 31, 2010, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
4,330,000	$0.20	July 4, 2010
2,962,000	$0.20	July 24, 2010
7,292,000	$0.20	

During the six months ended January 31, 2010, 2,833,500 warrants priced at $0.60; 273,000 warrants priced at $0.35, and 136,500 warrants priced at $0.60, with expiry dates of November 30, 2009, and December 10, 2009, expired, unexercised.

The Company's independent auditor has not performed a review of these consolidated financial statements.

9. Related party transactions and balances

Services provided by:	Six months ended January 31, 2010	2009
Glencoe Management Ltd. (c)	$ --	$ 18,000
Quorum Management and Administrative Services Inc. (a and d)	139,126	343,022
Kent Avenue Consulting Ltd. (d)	15,000	15,000

Balances payable to	January 31, 2010	July 31, 2009
Quorum Management and Administrative Services Inc. (a)	(46,217)	(85,778)
Officer and directors	(570,476)	(452,360)
Glencoe Management Ltd. (c)	(36,618)	(36,618)
Total balances payable	$ (653,311)	$ (574,756)

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum") since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, providing services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at January 31, 2010, the Company did not have three months of fees advanced to Quorum, but was current on its monthly payments. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cessation of services, or provision of security to the non-defaulting shareholders of Quorum.

(b) Directors' fees were paid to non-executive directors on a quarterly basis and for meetings attended. Directors' fees were accrued but not paid since December, 2007, and since the third quarter of the year ended July 31, 2009, are no longer being accrued, until such time as the Company is able to pay directors' fees.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, former Chairman of the Company. Management fees of $3,000 per month were paid to Glencoe Management Ltd. for the services of the Chairman. Fees of $36,618 have been accrued but not paid at January 31, 2010. Mr. Milligan did not stand for re-election in February 2009 and fees for his services as Chairman were terminated at that time.

(d) Consulting fees of $15,000 (2009 - $15,000) are paid or are payable indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum, and so is included in the net payable to Quorum.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments included shares of two companies with directors and/or management in common with the Company throughout the period. The shares were sold during the period.

The Company's independent auditor has not performed a review of these consolidated financial statements.

9. Related party transactions and balances (continued)

(g) Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

10. Financial instruments

The Company has not hedged its exposure to currency fluctuations. At January 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in United States dollars and Venezuelan bolivars, but presented in Canadian dollar equivalents. The Company uses the parallel market rates when converting its transactions and assets and liabilities in Venezuelan bolivars.

	January 31, 2010
United States dollars	
Cash and cash equivalents	14,391
Accounts payable and accrued liabilities	(326,147)
Venezuelan bolivars	
Cash and cash equivalents	1,374
Accounts payable and accrued liabilities	(582,886)

Based on the above net exposures at January 31, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $31,176 in the Company's loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Venezuelan bolivar would result in an increase/decrease of $58,151 in the Company's loss from operations. The Company's exposure will primarily be due to changes in the Venezuelan bolivar, as a significant portion of its accrued liabilities are in Venezuelan bolivars.

11. Supplementary cash flow information

During the six months ended January 31, 2010 and 2009, the Company conducted non-cash investing and financing activities as follows:

	Three months ended January 31,		Six months ended January 31,	
	2010	2009 (restated)	2010	2009 (restated)
Shares received related to mineral property interests	$ --	$ --	$ 153,125	$ --

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three and six months ended January 31, 2010 and 2009
(Unaudited – prepared by management)

12. Subsequent events

Subsequent to January 31, 2010, the Company:

(a) completed the consolidation of its issued and outstanding and unissued common shares on the basis of one new consolidated common share for five existing common shares effective March 1, 2010, following the required shareholder approval received at the Company's extraordinary meeting (held on February 3, 2010. The shares, warrants, and stock options as presented in these interim consolidated financial statements are pre-consolidation numbers.

(b) completed a private placement of 4,195,000 Subscription Receipts at a price of $0.17, for gross proceeds of $713,150, which converted to 4,195,000 units comprised of one common share and one share purchase warrant, immediately upon closing, due to the share consolidation which became effective March 1, 2010.

Each unit consists of one consolidated common share and one non-transferable purchase warrant exercisable to purchase one additional consolidated common share at a price of $0.25 for a period of five (5) years after the closing date. If, at any time after the date that is four months and one day following the closing dates of the private placement, the closing price of the common shares of the Company on the TSX Venture Exchange, or such other stock exchange or quotation system on which the Company's common shares are then traded, is not less than $0.50 per share for a period of 10 consecutive trading days (whether or not a trade occurs on any of such days), then the Company may elect to accelerate the expiry time of any unexercised share purchase warrants by sending notice to the holder.

Finders' fees of $49,895 consisting of $4,250 in cash, 25,000 finders' warrants and the balance of $45,645 paid in 268,500 units and 268,500 finders' warrants in connection with a part of the offering in accordance with Exchange policies. Finders' warrants are exercisable to purchase one share at a price of $0.25 for a period of 18 months.

A second closing of the private placement is expected to complete in the first week of April 2010.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 13: Exploration expenses
Six months ended January 31, 2010
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Total Mineral Property Interests January 31, 2010
Exploration and development costs					
Incurred during the period					
Geological and geophysical	--	--	52	--	52
Land and property taxes	--	62,314	--	--	62,314
Site activities	1,250	27,609	11	5,273	34,143
Travel and accommodation	--	158	--	--	158
Total expenses, January 31, 2009	$ 1,250	$ 90,081	$ 63	$ 5,273	$ 96,667

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 13: Exploration expenses
Six months ended January 31, 2009
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests January 31, 2009
Cumulative exploration expenses						
January 31, 2009, as previously reported	$ 2,667,998	$ 3,424,161	$ 2	$ 3,693,956	$ --	$ 9,786,117
Adjustments	(2,667,998)	(3,424,161)	(2)	(3,693,956)	--	(9,786,117)
Restated, January 31, 2009	--	--	--	--	--	--
Exploration and development costs						
Incurred during the period						
Assays and analysis	--	--	--	52	4,877	4,929
Geological and geophysical	1,165	29,349	109	353	(152)	30,824
Land and property taxes	--	94,655	--	--	--	94,655
Site activities	1,413	169,704	33	7,733	17,857	196,740
Stock-based compensation	--	2,382	--	612	(59)	2,935
Travel and accommodation	--	3,017	--	--	--	3,017
Total expenses, January 31, 2009	$ 2,578	$ 299,107	$ 142	$ 8,750	$ 22,523	$ 333,100

The Company's independent auditor has not performed a review of these consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 13: Exploration expenses
(Unaudited – prepared by management)
Year ended July 31, 2009

	Tower Mountain and Other, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Exploration Expenses July 31, 2009
Cumulative exploration expenses						
July 31, 2008, as previously reported	$ 2,665,420	$ 3,125,054	$ 2	$ 3,685,206	$ --	$ 9,475,682
Adjustments	(2,665,420)	(3,125,054)	(2)	(3,685,206)	--	(9,475,682)
Restated, July 31, 2008	--	--	--	--	--	--
Incurred during the year						
Assays and analysis	--	--	--	52	8,323	8,375
Geological and geophysical	1,165	29,256	134	(996)	(152)	29,407
Land lease and property taxes	--	184,634	--	--	--	184,634
Site activities	2,663	176,871	40	11,494	17,857	208,925
Stock-based compensation	--	2,382	--	612	(59)	2,935
Travel and accommodation	--	3,017	--	--	--	3,017
Total expenses, July 31, 2009	$ 3,828	$ 396,160	$ 174	$ 11,162	$ 25,969	$ 437,293

ValGold Resources Ltd.
Management Discussion and Analysis for the Three and Six Months Ended January 31, 2010

ValGold Resources Ltd.
Management Discussion and Analysis for the Three and Six Months Ended January 31, 2010

1.1 Date

The effective date of this interim report is April 1, 2010.

1.2 Overview

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects.

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Subject to applicable laws, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited consolidated financial statements of ValGold for the year ended July 31, 2009, and the interim consolidated financial statements for the three and six months ended January 31, 2010 and 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

The following is a brief summary of its current activities.

- ValGold's loss for the six months ended January 31, 2010 ("fiscal 2010") was $270,951 or $0.00 per share compared to a loss of $1,012,133 (as restated) or $0.01 per share in the six months ended January 31, 2009 ("fiscal 2009").
- The Company had securities with a fair value of $65,355 that were sold during the period for net proceeds of $65,355. In fiscal 2010 the Company received cash of $25,000 and 2,187,500 common shares of Northern Gold Mining Inc. ("Northern Gold") for the option of its Garrison Property in Ontario. At January 31, 2010, the common shares had a fair value of $437,500.
- During fiscal 2010, cash used in operations was $345,145, compared to $230,029, as restated, in fiscal 2009. Exploration expenses totalled $96,667 in fiscal 2010 compared to $333,100 in fiscal 2009. Exploration activities were incurred on the following mineral properties in fiscal 2010, with the comparative figures for fiscal 2009 in parentheses: Tower Mountain – $1,250 ($2,578); Venezuelan properties - $90,081 ($299,107); Manitoba Properties $63 ($142); Garrison Property - $5,273 ($8,750); and Guyana - $Nil ($22,523).

At January 31, 2010, the Company had a working capital deficiency of $1,291,390, including $653,311 owing to related parties. The Company's ability to continue operations is contingent on its ability to obtain additional financing, as its current cash on hand is not sufficient to cover accounts payable, which are primarily accrued liabilities relating to operations in Venezuela.

Subsequent to January 31, 2010, the Company completed the consolidation of its issued and outstanding and unissued common shares on the basis of one new consolidated common share for five existing

common shares effective March 1, 2010, following the required shareholder approval received at the Company's extraordinary meeting (held on February 3, 2010). The shares, warrants, and stock options as presented in these interim consolidated financial statements are pre-consolidation numbers.

Subsequent to January 31, 2010, the Company completed a private placement of 4,195,000 Subscription Receipts at a price of $0.17, for gross proceeds of $713,150, which converted to units comprised of one common share and one share purchase warrant, immediately upon closing, due to the share consolidation completed on March 1, 2010.

Each unit consists of one consolidated common share and one non-transferable purchase warrant exercisable to purchase one additional consolidated common share at a price of $0.25 for a period of five (5) years after the closing date. If, at any time after the date that is four months and one day following the closing dates of the private placement, the closing price of the common shares of the Company on the TSX Venture Exchange, or such other stock exchange or quotation system on which the Company's common shares are then traded, is not less than $0.50 per share for a period of 10 consecutive trading days (whether or not a trade occurs on any of such days), then the Company may elect to accelerate the expiry time of any unexercised share purchase warrants by sending notice to the holder.

Finders' fees of $49,895 were paid consisting of $4,250 in cash, 25,000 finders' warrants and the balance of $45,645 paid in 268,500 units including 268,500 finders' warrants in connection with a part of the offering in accordance with Exchange policies. Finders' warrants are exercisable to purchase one share at a price of $0.25 for a period of 18 months. A second closing of the private placement is expected to complete in the first week of April 2010.

Although there can be no assurances,management believes the Company should be able to secure the necessary financing to continue operations into the future. With current market conditions, financing may be in the form of equity offerings, sales of assets, joint ventures, or other form of corporate reorganization. The Company has sold its investments in common shares of other public companies, which have been used as a source of working capital.

1.2.1 Venezuela Acquisition

In October 2007, ValGold completed its acquisition of all of the shares of Honnold Corp. ("Honnold"), a British Virgin Island company that, through a group of wholly-owned direct and indirect subsidiaries, held twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers ("km") in Bolivar State, Venezuela. During the option period, the Company reduced the number of licenses to 21 concessions covering approximately 1,071 square km.

Exploration expenditures by Honnold from 1991 to 1999 amounted to US$38 million and outlined several occurrences of significant gold mineralization. An extensive database was acquired including detailed airborne magnetic and radiometric surveys, soil surveys, drilling and geologic reports.

In the year ended July 31, 2008, ValGold wrote down the Venezuelan Properties acquisition costs by $7,935,348, which leaves the acquisition costs not written off in prior years as a value for the remaining claims and the geologic database acquired, at $1,322,558. The Company does not presently have the working capital to carry out any exploration programs on the property, although the Company has completed and filed an initial mineral resource estimate prepared by Micon International on the Los Patos gold deposit. The full NI 43-101 report dated April 10, 2008, on the main zone of the Los Patos gold deposit was filed on SEDAR. The Company had planned to resume its exploration work with diamond

drilling to expand the limits of the Los Patos deposit in addition to testing the other high priority gold targets along the highly prospective Los Chivos shear zone.

The Company is continuing to pursue all avenues with respect to the properties, including joint venture, disposition or other forms of financing.

Fiscal 2010 exploration expenditures with the comparative fiscal 2009 figures on the Venezuelan Properties include geological and geophysical - $Nil ($29,349); land lease and property taxes - $62,314 ($94,655); site activities - $27,609 ($169,704); stock-based compensation - $Nil ($2,382) and travel and accommodation - $158 ($3,017). The Company has curtailed all expenses in Venezuela, other than necessary accruals related to unpaid liabilities. Subsequent to January 31, 2010, the Company has reduced its accruals relating to unpaid liabilities by $250,000, relating to severance liabilities in Venezuela.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

The Company has been able to obtain bolivars at rates significantly better than the prevailing official exchange rates. As a result, the exchange rates realized by the Company in the parallel market have been used to translate the balances from bolivars to Canadian dollars.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 to protect international reserves. The exchange rate, originally fixed at approximately 1.600 Bolivars/$US, has been adjusted upwards twice since 2003, and presently stands fixed at 2.150 Bolivars/$US. Continuance of exchange controls could adversely affect the Company's operations in Venezuela, including its ability to satisfy its obligations.

1.2.2 Garrison Property, Ontario

ValGold has a 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario. The property is located 40 km north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrews Goldfields Ltd. Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately three kilometres of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Munro Fault Zone ("MFZ").

Fiscal 2010 exploration expenditures incurred by the Company before the transaction with Northern Gold (described below), with the comparative fiscal 2009 figures on the Garrison Property include assay and analysis costs - $Nil ($52); geological and geophysical - $Nil ($353); site activities - $5,273 ($7,733) and stock-based compensation - $Nil ($612)

During the six months ended January 31, 2010, the Company finalized an agreement with Northern Gold, whereby Northern Gold may acquire an initial 50% undivided interest in the property by making cash payments to the Company of $1,000,000 over four years, with all or part of the payments being made in Northern Gold common shares at Northern Gold's option, using a 20-day value weighted average price.

The Company received $25,000 in cash and 2,187,500 common shares for the first annual payment of $200,000. The shares received were recorded at a market value of $0.07, the price on the date of receipt of the common shares. To earn the 50% interest, Northern Gold must also complete exploration work on the property in the amount of $4,000,000 over four years, with $500,000 being spent on the property in the first year of the agreement and not less than $750,000 to be expended in each of the subsequent years. After earning the initial 50% interest, Northern Gold may increase its interest to 80% by making additional cash payments of $1,000,000 over four years, with all or part of the payments being made in Northern Gold common shares at Northern Gold's option, priced using a 20-day value weighted average price and completing additional exploration work on the property in the amount of $4,000,000 over the next four years. Over the period from January 31, 2010, to March 31, 2010, the shares of Northern Gold traded in a range from $0.16 to $0.36.

During 2009, eleven diamond drill holes totalling 2,333 metres ("m") were completed as a first step towards developing a resource calculation for the Garrcon shaft zones. The drill program involved step out and infill drilling on a minimum spacing of 25 to 30m. Multiple occurrences of visible gold were observed as fine disseminations in ten of the eleven holes drilled.

To date, the Garrcon shaft zones have been drilled over a strike length of 195m (640 feet), but the zones could continue for 500m (1600 feet) on strike as indicated by drilling by previous operators in 1987. The shaft zones have also been successfully tested to vertical depths beyond 200m (650 feet) in C-06-07 by ValGold, where 3.48 g/t Au was intersected over 13.5m at a down-hole depth of 275.5m.

The following table highlights the gold zone intersections reported by Northern Gold in the holes: GAR-09-03A, -09 and -10:

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	GRADE (g/t)	ZONE
GAR-09-03A	36.0	64.0	28.0	1.01	Shaft B
Including	46.0	58.0	12.0	1.60	
including	56.0	56.5	0.5	8.50 *	
GAR-09-03A	93.0	94.0	1.0	1.13	
GAR-09-03A	129.0	130.0	1.0	1.60	Shaft C
GAR-09-03A	142.0	143.0	1.0	1.05	Shaft C
GAR-09-03A	159.5	161.5	2.0	3.03 *	South Zone
GAR-09-09	35.0	36.0	1.0	2.36	
GAR-09-09	82.0	83.0	1.0	1.04	North B
GAR-09-09	**103.0**	**132.0**	**29.0**	**4.90**	**North A+DZ**
Including	**112.0**	**132.0**	**20.0**	**6.74**	**North A+DZ**
Including	**112.0**	**117.0**	**5.0**	**14.67**	
Including	**115.5**	**116.5**	**1.0**	**33.22g ***	
and	131.0	132.0	1.0	14.33	
GAR-09-10	18.0	19.0	1.0	0.90	
GAR-09-10	62.0	63.0	1.0	0.98	
GAR-09-10	70.0	71.0	1.0	2.29	

*Note: All widths are down-hole thickness; *-visible gold observed in sample interval*

GAR-09-03A was designed to test the Shaft zones east of the Garrcon shaft. GAR-09-09 was designed to test the north zones. GAR-09-10 was far removed from the other ten drill holes and was testing possible extensions of the Garrcon shaft zones east of the Garrcon shaft.

GAR-09-03A was drilled south and collared 100m (330 feet) east of the Garrcon shaft. This hole was advanced 10m in front of GAR-09-03 which finished in mine workings on the 73m level. Multiple occurrences of visible gold were noted in the shaft zones.

GAR-09-09 was drilled north and was designed to test the north zones 30m above GAR-09-01. A broad high grade interval was intersected in the north A and DZ including one sample with visible gold. This high grade interval correlates with a 22.0m intersection in GAR-09-01 which graded 4.21 grams per tonne gold ("g/t Au").

GAR-09-10 was drilled south and collared 500m east of the Garrcon shaft. This hole was designed to test possible extensions of the Garrcon shaft zones along strike. Several low grade sections were intersected which roughly correlate with the Garrcon shaft zones.

1.2.3 Tower Mountain Gold Project, Ontario

The following table summarizes drill programs and presents highlights of each of the eight drilling campaigns conducted by ValGold.

Highlights of Tower Mountain Gold Zones Drill Intersections

Program	Holes Drilled	Total Meters	Best High-Grade Gold Intersection	Best Low-Grade Gold Intersection
2002 (Fall)	5	1,042	23.17g/Tonne /1.5m in TM02-02	1.05g/Tonne /73.5m in TM02-03
2003 (Spring)	5	1,085	11.77g/Tonne /3.0m in TM03-02	1.01g/Tonne /22.5m in TM03-03
2003 (Fall)	7	1,499	19.76g/Tonne /1.5m in TM03-11	0.62g/Tonne /12.0m in TM03-12
2004 (Winter)	10	2,601	304.0g/Tonne /3.0m in TM04-03	2.40g/Tonne /61.5m in TM04-09
2004 (Summer)	13	3,450	68.91g/Tonne /0.2m in TM04-19	1.93g/Tonne /37.5m in TM04-15
2004 (Fall)	13	3,418	41.35g/Tonne /1.5m in TM04-36	0.94g/Tonne /106.5m in TM04-31
2005 (Winter)	14	3,523	16.00g/Tonne /1.5m in TM05-38	0.77g/Tonne /21.0m in TM05-44
2007 (Summer)	8	1,661	58.20g/Tonne /1.5m in TM-07-56	0.59g/Tonne /21.0m in TM-07-56
Total	**75**	**18,279**		

An independent NI 43-101 compliant mineral resource estimation was completed for the U and V zones. This report can be found on the SEDAR website and was certified on February 9, 2006. In August 2008, the Company issued 250,000 common shares at $0.10, in lieu of a cash payment for an annual pre-production royalty to the optionors of the Tower Mountain Property. The Company has the option to issue shares in lieu of a cash payment. The payment due in July 2009 has been accrued but remains unpaid.

Current Status:

In fiscal 2009, the Company entered into an agreement with HMZ Metals Inc. ("HMZ"), by which HMZ was granted an option to acquire 50% of the Company's interest in the property. HMZ did not complete its planned transaction, and as a result, the Company is considering other options with respect to the Tower Mountain Gold Project, including further exploration by ValGold, subject to financing, joint venture with other parties or sale of the property will be considered.

Mr. Tom Pollock, P.Geo., PGC Consulting, is the Qualified Person for all of the Company's mineral property interests, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock instituted and is responsible for ValGold's program of QC/QA, using assay control samples and duplicates, during exploration programs.

1.2.4 Mineral Property Option Payments Due In the Twelve-Month-Period Ended January 31, 2011

In order to maintain existing mineral property option agreements, the Company will be required to make advance royalty and/or property tax payments on claims during the year totalling an estimated $200,000. There is one option payment of cash or payment in common shares for a total $25,000 that is required to be issued in the twelve-month period ended January 31, 2010, in addition to the payment due in July 2009 which has not been paid on the Tower Mountain property.

1.2.5 Market Trends

The gold price in 2006 averaged US$603 per ounce while in 2007 the gold price averaged US$695 per ounce. The 2008 gold price averaged US$872 per ounce, and the average price for 2009 was $973, with an average price for 2010 of $1,109 to the end of March 2010.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2009, 2008 (restated) and 2007 (restated), which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2009	As at July 31, 2008 (restated)	As at July 31, 2007 (restated)
Current assets	$ 117,789	$ 362,020	$ 3,748,462
Mineral property interests	1,757,882	1,705,650	3,885,595
Other assets	52,863	317,484	510,706
Total assets	1,928,534	2,385,154	8,144,763
Current liabilities	1,539,957	1,550,914	1,776,109
Shareholders' equity	388,577	834,240	6,368,654
Total shareholders' equity and liabilities	1,928,534	2,385,154	8,144,763
Working capital deficiency	$ (1,422,168)	$ (1,188,894)	$ 1,972,353

	Year ended July 31, 2009	Year ended July 31, 2008 (restated)	Year ended July 31, 2007 (restated)
Expenses (Recoveries)			
Administrative expenses	959,822	1,706,282	1,467,127
Exploration expenses	437,293	4,554,472	5,695,753
Other (income and recoveries) costs	(625)	(76,121)	25,105
Write-down of mineral property interests	--	8,343,884	160,439
Gain on debt settlement	(696,498)	--	--
Impairment write-down on investments	105,985	--	--
Loss (gain) on sale of marketable securities and investments	116,971	(132,680)	(1,087,432)
Loss before future income tax recovery	(922,948)	(14,395,837)	(6,260,992)
Future income tax recovery	--	--	656,513
Loss for the year	(922,948)	(14,395,837)	(5,604,479)
Loss per share – basic and diluted	$ (0.01)	$ (0.19)	$ (0.15)
Weighted average number of common shares outstanding – basic and diluted	93,727,243	76,657,349	37,808,293

During the year ended July 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to align itself with policies adopted by other exploration stage mining companies. In previous years, the Company had capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or determined to be impaired.

On March 27, 2009, the Emerging Issues Committee ("EIC") of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets in general.

The Company has retrospectively changed its accounting policy to expense exploration costs until the mineral property interest is deemed to reach the development stage, at which time it will commence capitalizing development costs. Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined. After an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported January 31, 2009, interim consolidated financial statements is as follows:

	As Previously Reported	Restatement	As Restated
Mineral properties interests at January 31, 2009	$ 11,518,269	$ (9,786,117)	$ 1,732,152
Deficit at January 31, 2009	45,207,254	9,786,117	54,993,371
Cumulative changes in deficits prior to July 31, 2008	28,928,037	10,657,364	39,585,401
Changes to the statement of operations in the six months ended January 31, 2009			
Exploration expenses	--	333,100	333,100
Write-down of mineral property interests	22,665	(22,665)	--
Loss for the six months ended January 31, 2009	(701,698)	(310,435)	(1,021,133)
Loss per share for the six months ended January 31, 2009	$(0.01)	$(0.00)	$(0.01)
Cumulative changes in deficit and mineral property interests		9,786,117	
Change in cumulative deficit, restated, January 31, 2009	$ 45,207,254	$ 9,786,117	$ 54,993,371

1.4 Results of Operations

	Three months ended January 31,		Six months ended January 31,	
	2010	2009 (restated)	2010	2009 (restated)
Expenses				
Amortization	$ 2,306	$ 3,225	$ 5,234	$ 6,450
Exploration costs	(80,264)	121,181	96,667	333,100
Foreign exchange loss (gain)	(5,243)	10,521	(1,057)	71,675
Interest expense	2,076	22,786	4,370	29,347
Legal, accounting and audit	16,000	23,471	32,000	32,256
Management and consulting fees	7,500	16,500	15,000	33,000
Office and administration	21,289	101,267	39,398	178,087
Salaries and benefits	91,717	102,386	155,131	239,331
Shareholder communications	35,398	16,318	36,800	46,325
Stock-based compensation	--	--	--	13,967
	90,779	417,655	383,543	983,538
Interest income	(14,810)	(63)	(14,910)	(525)
Recovery of bed debt	(64,005)	--	(64,005)	--
Recovery in excess of mineral property acquisition costs	--	--	(57,012)	--
Impairment write-down on marketable securities	--	--	23,335	--
Realized loss on investments	--	29,120	--	29,120
Loss for the period	(11,964)	(446,712)	(270,951)	(1,012,133)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	109,774,536	89,874,836	109,774,536	89,838,151

ValGold incurred a loss of $270,951 or $0.00 per common share in fiscal 2010, compared to a loss of $1,012,133 (restated) or loss per share of $0.01 (restated) in fiscal 2009.

Legal, accounting and audit expenses decreased nominally from $32,256 in fiscal 2009 to $32,000 in fiscal 2010.

Management fees of $3,000 per month were paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company until February 2009. Mr. Milligan did not stand for re-election at the Company's Annual General Meeting held in February 2009. Management fees paid or payable to Mr. Milligan in fiscal 2009 totalled $18,000, compared to $Nil in fiscal 2010. Also included in management and consulting fees for fiscal 2010 and 2009 is $15,000 paid or payable indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. The amounts are included in balances payable to related parties. Mr. Sargent Berner was appointed non-executive Chairman of the Company in February 2010,

Office and administration costs decreased from $178,087 in fiscal 2009 to $39,398 in fiscal 2010 as a result of the significantly lower level of activity in fiscal 2010. The office and administration costs include rent, shared office services and other costs.

Salaries and benefits have decreased from $239,331 in fiscal 2009 to $155,131 in fiscal 2010. Salaries and benefits are primarily paid by Quorum. The services of two employees of Quorum that worked directly for ValGold were terminated, one in November and one in December 2008. Effective November 1, 2008, the salary of the president and chief executive officer was deferred until the Company has

sufficient funding for payment of his salary, but has been accrued, and a portion will be paid on completion of the private placement financing.

In fiscal 2009, there was $13,967 incurred relating to stock-based compensation compared to $Nil in fiscal 2010, calculated in accordance with the Black-Scholes ("B-S") option valuation model which is intended to be used in estimating the fari value of traded options that are fully transferable. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The stock-based compensation expense relates to the vesting of options granted in the year ended July 31, 2007, that vest over a period of eighteen months. In addition, $Nil (2009 - $2,935) in stock-based compensation was included in exploration costs.

Shareholder communications have decreased from $46,325 in fiscal 2009 to $36,800 in fiscal 2010. Shareholder activities consist of website maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information, and have virtually been curtailed in fiscal 2010 for other than statutory requirements and maintenance costs.

The Company sold securities of other companies in the period for net proceeds of $65,355. Interest and other income increased from $525 in fiscal 2009 to $14,910 in fiscal 2010.

Exploration expenses of $96,667 were incurred in fiscal 2009, compared with $333,100 in fiscal 2010.

The Company recorded a recovery in excess of mineral acquisition costs on the Garrison property of $57,012, relating to the shares and cash received from Northern Gold.

In addition, the Company recorded an impairment write-down of $23,335 on marketable securities and the unrealized recognition of the appreciation on fair value of investments of $284,375 to the end of January 2010, which has been recorded as comprehensive income.

The Company received $64,005 from a recovery of a bad debt that had been written off in the year ended July 31, 2007.

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Manitoba Claims, Manitoba	Guyana Properties Guyana	Hunter Mine, Ontario	Garrison Property, Ontario	Venezuela Properties Venezuela
Fiscal 2008						
Third Quarter	8,325	--	440,008	--	84,244	334,334
Fourth Quarter	6,470	14,043	389,962	(29,750)	12,404	420,994
Fiscal 2009						
First Quarter	26,808	94	22,120	--	6,315	181,582
Second Quarter	770	48	403	--	3,937	117,525
Third Quarter	1,128	32	3,446	--	(371)	8,071
Fourth Quarter	25,625	--	--	--	3,010	88,982
Fiscal 2010						
First Quarter	461	--	--	--	(120,205)	175,398
Second Quarter	789	63	--	--	4,365	(78,731)

	Loss (earnings) per quarter (restated)	Basic loss per share	General and adminis-trative expenses	(Gain) loss on investments, interest and other	Mineral property and other write-downs (recovery)	Exploration costs	Stock-based compen-sation
Fiscal 2008							
Third Quarter	1,183,355	(0.01)	348,115	(42,374)	--	833,253	44,361
Fourth Quarter	*9,595,647	(0.12)	381,302	(1,089)	8,343,884	840,030	31,520
Fiscal 2009							
First Quarter	565,421	(0.01)	339,997	(462)	--	211,919	13,967
Second Quarter	446,712	(0.00)	296,474	29,057	--	121,181	--
Third Quarter	278,193	(0.00)	182,677	83,934	--	11,579	3
Fourth Quarter	(348,368)	(0.00)	126,704	(586,696)	--	92,614	--
Fiscal 2010							
First Quarter	(258,987)	(0.00)	115,833	23,235	(57,012)	176,931	--
Second Quarter	11,964	(0.00)	171,043	(78,815)	--	(80,264)	--

*includes write-downs of mineral property interests relating to decisions made by the Company in the fourth quarter of fiscal 2008.

During the three months ended January 31, 2010 ("Q2 2010"), the Company incurred a loss of $11,964, or $0.00 per common share, compared to a loss in the three months ended January 31, 2009 ("Q2 2009") of $446,712 or $0.00 per common share.

Interest and other income have increased from $63 in Q2 2009 to $14,810 in Q2 2010, due to interest received on an account receivable written off by the Company in its year ended July 31, 2007. The most significant changes in Q2 2010 from Q2 2009 were in office and administration expenses which decreased from $101,267 to $21,289 in Q2 2010 and interest expense which decreased from $22,786 to $2,076 in Q2 2010, as interest is not accrued pursuant to the management services agreement for arrears with Quorum as it is current on its services contract.

Expenses with significant increases in Q2 2010 include shareholder communications which increased from $16,318 in Q2 2009 to $35,398 in Q2 2010. Transfer agency fees increased due to the communications related to the proposed share consolidation, a late annual filing and related fees. There was no stock-based compensation in Q2 2009, compared to $36,268 in Q2 2008. Other expenses decreased in Q2 2010 compared to Q2 2009. Exploration costs show a decrease of $80,264 in Q2 2010, due to the exchange volatility of the Venezuelan bolivar.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging funding environment and the low price of ValGold's common shares make it difficult to raise funds by private placements of shares. Therefore the Company must rely on its ability to market its projects and thereby raise cash in order to remain solvent, in addition to limited private placements that will be necessary to provide working capital. There is no assurance that the Company will be successful with any financing ventures. Please refer to the "Financial Instruments and Risk Management" section of this document.

At January 31, 2010, the Company had a working capital deficiency of $1,291,390, compared to a

working capital deficiency of $1,422,167 at July 31, 2009, defined as current assets less current liabilities. The Company's liabilities include amounts due to related parties of $653,311, and other accounts payable and accrued liabilities of $1,007,876. Most of the accounts payable relate to accruals of unpaid severance and accrued property taxes relating to its mineral property interests.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. The Company has entered into an option agreement on its Garrison property and is pursuing other sources of financing including equity financing. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures.

The continuation of the Company is also dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

During the six months ended January 31, 2009, the Company received $78,815 from a third party relating to a property investigation conducted by the Company several years ago. The amount included interest received of $14,810 in addition to the amount receivable of $64,005 which had been written off by the Company in the year ended July 31, 2007. Subsequent to January 31, 2010, the Company has paid approximately $250,000 in accrued severance to previously terminated employees in Venezuela.

Investing Activities

At January 31, 2010, the Company had capitalized $1,637,230 in mineral property acquisition costs, compared to $1,757,882 at July 31, 2009, representing costs associated with the acquisition of its mineral property interests in Venezuela and Ontario, less recoveries related to options to third parties.

During the six months ended January 31, 2010, the Company sold 665,000 common shares of Sultan Minerals Inc., 400,000 common shares of Emgold Mining Corporation and 507,000 shares of Brigadier Gold Ltd. for net proceeds of $65,355.

See the mineral property section for information on exploration work during the period and other information on the Company's mineral property interests.

1.7 Capital Resources

The Company holds 2,187,500 common shares of Northern Gold which will be available for sale by the Company in late February 2010. These shares were received under the option agreement on the Garrison property in Ontario in consideration of $175,000 of the initial option payment. The shares were received in October 2009 and recorded at a price at $0.07 per share (deemed $0.08) and subject to a four-month hold under regulatory policies. At January 31, 2010, the fair value of these common shares was $437,500.

Subsequent to January 31, 2010, the Company completed the consolidation of its issued and outstanding and unissued common shares on the basis of one new consolidated common share for five existing common shares effective March 1, 2010, following the required shareholder approval received at the Company's extraordinary meeting (held on February 3, 2010). The shares, warrants, and stock options as presented in these interim consolidated financial statements are pre-consolidation numbers.

Please refer to the discussion of the first tranche of a private placement completed in the first week of March 2010. The Company will complete the final tranche of the private placement in the first week of

April 2010.

Going Concern

At January 31, 2010, and subsequent to that date, the Company has had a working capital deficiency. It is estimated that it may require approximately $1.75 million in total working capital to continue to operate the Company and pay the liabilities of the Company, including all accrued liabilities. Two employees in Canada were terminated in the year ended July 31, 2009, and the president and chief executive officer's salary is being deferred voluntarily, together with the cancellation after the third quarter of fiscal 2009 of directors' fees. The ability to raise working capital directly impacts the ability of the Company to undertake any planned exploration programs. Currently sufficient work has been undertaken on all of its current mineral property interests for several years, but if the Company is unable to perform sufficient exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters. ValGold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis. As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of ValGold's common shares limits its ability to raise capital by issuing shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, ValGold's shareholders pay transaction costs that are a higher percentage of their total share value than if ValGold's share price were substantially higher.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. Several adverse conditions cast significant doubt on the validity of this assumption. The current financial equity market conditions, the inhospitable funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely adversely affected by the world economic situation, as it is considered to be a high-risk investment. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other forms of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The Company has been able to survive due to loans from related parties and the accrual and deferral of costs. During the six months ended January 31, 2010, the Company received $65,355 from the sale of its remaining investments in marketable securities. The Company currently holds 2,187,500 common shares of Northern Gold which will be available for sale by the Company in late February 2010. At March 31, 2010, the common shares of Northern Gold had a closing market price of $0.16. If this market price continues to remain at this level, the quoted closing price could provide the Company with working

capital of approximately $350,000, less costs of disposition. In February 2010 the Company paid the severance liability of approximately $250,000 relating to its employees in Venezuela.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Refer to measurement uncertainty regarding the mineral property interests in Section 1.12.

Outlook

The shares of junior mineral exploration companies experience substantial volatility, often based on factors unrelated to their financial performance or the prospects of the companies involved. Macroeconomic developments such as the US-focused financial crisis culminating in deep recession have impacted and altered market perceptions of the attractiveness of our industry sector. The Company's share price has floundered through this malaise as global events have been reshaping and recreating major parts of all capital markets. In addition, these factors have adversely affected the ability of the Company to obtain equity or debt financing. If these increased levels of volatility and market turmoil were to continue without change, the Company's operations could be adversely affected and the value and the price of the common shares would be negatively driven.

ValGold has so far survived the worst of the recession. Recently we have witnessed a possible turnaround in the market for ValGold's shares. The most likely reason for this turnaround is a general improvement in sentiment driven by short-term changes in commodity prices – in particular the upward trend in the spot and futures prices for gold, silver and copper. Management is of the opinion that this upward price trend for metals is likely to continue and in order to capitalize on it, is planning to focus on managing costs; improving shareholder communications; optioning its mineral properties and seeking valuable projects to acquire.

As work progresses on the Garrison Property, we anticipate an increase in news that could positively influence the market sentiment toward our Company. The Garrison Property hosts a promising exploration target with the potential to be developed into a successful gold operation. ValGold intends to deliver news of the progress of the exploration work as expeditiously and accurately as possible.

ValGold plans to review its Tower Mountain property and to evaluate various strategies for that asset, including seeking a new optionor for the property, seeking new financing for continuing the exploration work and sale of the asset.

Management is also considering possible transactions that could result in one or more new property acquisitions, a business combination and alternative financings.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services provided by:	Six months ended January 31, 2010	2009
Glencoe Management Ltd. (c)	--	18,000
Quorum Management and Administrative Services Inc. (a and d)	139,126	343,022
Kent Avenue Consulting Ltd. (d)	15,000	15,000

Balances payable to	January 31, 2010	July 31, 2009
Quorum Management and Administrative Services Inc. (a)	(46,217)	(85,778)
Officer and directors	(570,476)	(452,360)
Glencoe Management Ltd. (c)	(36,618)	(36,618)
Total balances payable	$ (653,311)	$ (574,756)

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum") since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, providing services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at January 31, 2010, the Company did not have three months of fees advanced to Quorum, but was current on its monthly payments. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cessation of services, or provision of security to the non-defaulting shareholders of Quorum.

(b) Directors' fees were paid to non-executive directors on a quarterly basis and for meetings attended. Directors' fees were accrued but not paid since December, 2007, and since the third quarter of the year ended July 31, 2009, are no longer being accrued, until such time as the Company is able to pay directors' fees.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, former Chairman of the Company. Management fees of $3,000 per month were paid to Glencoe Management Ltd. for the services of the Chairman. Fees of $36,618 have been accrued but not paid at January 31, 2010. Mr. Milligan did not stand for re-election in February 2009 and fees for his services as Chairman were terminated at that time.

(d) Consulting fees of $15,000 (2009 - $15,000) are paid or are payable indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum, and so is included in the net payable to Quorum.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments included shares of two companies with directors and/or management in common with the Company throughout the period. The shares were sold during the period.

(g) Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

1.10 Fourth Quarter Results

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration other than those in the ordinary course of business or as described in item 1.2 above.

1.12 Critical Accounting Estimates

As at January 31, 2010, the Company was a venture issuer. Management prepares and reviews estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas requiring the use of management estimates may include the determination of impairment of equipment and mineral property interests, investments, reclamation obligations, rates of amortization, securities issued for non-cash consideration, allocating proceeds from issuance of units to the component securities and future income taxes. The use of such judgment includes, but is not limited to future mineral prices and project capital, and operating and reclamation costs. Actual results could differ from those estimated.

The Company's recoverability of the recorded value of its mineral properties is based on market conditions for minerals, independent NI 43-101 reports of the underlying mineral resources associated with mineral property interests held by the Company, transactions entered into on the Tower Mountain and Garrison properties and any future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof. The Company is continually reviewing its mineral property interests and write-downs are taken on a timely basis when the Company believes that there is no recoverability of the recorded value of its mineral properties, or no further exploration activity is planned, when the mineral property interest is written down to a nominal carrying value of $1 or written off if the mineral property interest is not in good standing.

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any property specific adverse consequences to date on its operations in Venezuela or Canada, but general mining market conditions have deteriorated, resulting in a decrease in the price of the Company's common shares subsequent to the year-end, and creating difficulty in raising sufficient equity capital to effectively explore or develop the Company's mineral property interests.

One or more of the issues described herein, or other factors beyond our control in future periods, could adversely affect the Company's operations and investment in Venezuela and/or Canada in the future, and result in further mineral property write-downs. Such write-down amounts could be material.

1.13 Critical accounting policies and changes in accounting policies

Accounting standards issued but not yet effective

(a) Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Handbook Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The new section is effective for the Company on August 1, 2009. The Company has no goodwill or intangible assets as of January 31, 2010.

(b) Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, "Consolidated Financial Statements", and Handbook Section 1602, "Non-Controlling Interests", which together replace Handbook Section 1600, "Consolidated Financial Statements". These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Handbook Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement. The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new sections also require non-controlling interests to be presented as a separate component of shareholders' equity.

Under Handbook Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new sections on its consolidated financial statements.

(c) Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to International Financial Reporting Standards ("IFRS") 3R, Business Combinations (January 2008). The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as

an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new section will only have an impact on our consolidated financial statements for acquisitions that may be made in periods subsequent to the date of adoption.

(d) International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011. While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the full transition to IFRS is not expected to have a significant effect on the Company's financial statements.

1.14 Risk management

Currency risk

The Company's currency risk arises primarily with fluctuations in United States dollar and the Venezuelan bolivar. The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in United States dollars or the Venezuelan bolivar, as the majority of operating expenses are payable in Canadian dollars. The currency risk by the Company relates to unpaid liabilities of the Company payable in United States dollars or Venezuelan bolivars.

The Company has not hedged its exposure to currency fluctuations. At January 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in United States dollars and Venezuelan bolivars, but presented in Canadian dollar equivalents. The Company uses the parallel market rates when converting its transactions and assets and liabilities in Venezuelan bolivars.

	January 31, 2010
United States dollars	
Cash and cash equivalents	14,391
Accounts payable and accrued liabilities	(326,147)
Venezuelan bolivars	
Cash and cash equivalents	1,374
Accounts payable and accrued liabilities	(582,886)

Based on the above net exposures at January 31, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $31,176 in the Company's loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Venezuelan bolivar would result in an increase/decrease of $58,151 in the Company's loss from operations. The Company's exposure will primarily be due to

changes in the Venezuelan bolivar, as a significant portion of its accrued liabilities are in Venezuelan bolivars.

1.15 Other MD&A Requirements

See the Company's interim unaudited consolidated financial statements for the three and six months ended January 31, 2010 and 2009.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of exploration expenses attached to the interim consolidated financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Interim Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d).

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure (post-consolidation) as of March 31, 2010 (share consolidation was effective March 1, 2010), the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at March 31, 2010

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

26,418,407 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
241,000	1.25	January 25, 2011
20,000	1.25	July 18, 2011
90,000	1.25	December 20, 2012
112,000	1.25	November 14, 2013
320,000	1.75	April 12, 2012
30,000	3.10	June 20, 2012
813,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
861,200	$1.00	July 4, 2010
4,800	$1.00	July 4, 2010
588,400	$1.00	July 24, 2010
4,000	$1.00	July 24, 2010
293,500	$0.25	September 3, 2011
4,463,500	$0.25	March 3, 2015
6,215,400		

Other Information

The President and Chief Executive Officer and the Chief Financial Officer of ValGold Resources Ltd., have reviewed the interim consolidated financial statements and interim MD&A, of ValGold Resources Ltd. (the "issuer") for the three and six months ended January 31, 2010.

Based on their knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

Note to Reader

In contrast to the certificate required under National Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* ("NI 52-109"), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures "(DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this Interim MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

ValGold Resources Ltd. (the "**Company**")
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Item 2 Date of Material Change

April 13, 2010

Item 3 News Release

Issued April 13, 2010 and distributed through the facilities of Marketwire.

Item 4 Summary of Material Change

The Company announced that it closed the second and final tranche of a 6,000,000 unit private placement. 1,805,000 Units were issued in the second tranche at a price of $0.17 per Unit to raise aggregate gross proceeds of $306,850.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

See attached news release.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Contact: Stephen J. Wilkinson, President and Chief Executive Officer
Telephone: (604) 687-4622

Item 9 Date of Report

April 15, 2010


BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: March 1, 2010 12:01 AM Pacific Time

Incorporation Number: **BC0325123**

Recognition Date: Incorporated on April 14, 1987

NOTICE OF ARTICLES

Name of Company:

VALGOLD RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
DRUMMOND, A. DARRYL

Mailing Address:
20 5760 HAMPTON PL
VANCOUVER BC V6T2G1

Delivery Address:
20 5760 HAMPTON PL
VANCOUVER BC V6T2G1

Last Name, First Name, Middle Name:
WITTE, WILLIAM J.

Mailing Address:
SUITE 1400
570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
SUITE 1400
570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Last Name, First Name, Middle Name:
WILKINSON, STEPHEN J.

Mailing Address:
SUITE 1400
570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
SUITE 1400
570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Last Name, First Name, Middle Name:
BERNER, SARGENT H.

Mailing Address:
1400 - 570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
1400 - 570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Last Name, First Name, Middle Name:
Yurichuk, Kenneth R

Mailing Address:
1099 EDGELEIGH AVENUE
2ND FLOOR
MISSISSAUGA ON L5E 2G2
CANADA

Delivery Address:
1099 EDGELEIGH AVENUE
2ND FLOOR
MISSISSAUGA ON L5E 2G2
CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

February 3, 2010

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached




BRITISH
COLUMBIA
The Best Place on Earth

Ministry
of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**February 26, 2010 10:45 AM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on March 1, 2010 12:01 AM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0325123

Name of Company:
VALGOLD RESOURCES LTD.

ALTERATION EFFECTIVE DATE:

Specified Date and Time of Alteration: March 1, 2010 12:01 AM Pacific Time

ADD A RESOLUTION DATE:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

New Resolution Date:
February 3, 2010

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached



VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400

VIA FEDEX

June 4, 2010

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon Ross
Chief Financial Officer
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
June 4, 2010

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated May 11, 2010;
2. News Release – dated May 14, 2010

Correspondence with Securities Commission(s)

None Filed.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

May 11, 2010
NR 2010-11

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

SMARTSTOX.COM SPOTLIGHTS DEVELOPMENTS AT VALGOLD RESOURCES LTD.

Vancouver, British Columbia, May 10, 2010. **ValGold Resources Ltd.** ("ValGold" or the "Company") is pleased to report that The Smartstox Online TV Talk Show is alerting subscribers and other resource stock investors to the Company's most recent developments, and to the availability of a recent interview with Steve Wilkinson, ValGold's President & CEO, available at www.smartstox.com/interviews/val or by clicking on the banner below:



THE SMARTSTOX
ONLINE TV
TALK SHOW
EXCLUSIVE ON-LINE INTERVIEWS AND REPORTS AT WWW.SMARTSTOX.COM

ValGold's option partner is making great progress at the Garrison Project in the Timmins-Kirkland Lake gold camp. The Project's Garrcon gold zones show potential to host a low grade (1 to 3 grams per tonne) resource of up to 30 million tonnes. Recent drill results on the Garrcon shaft zones positively support the target potential. Upcoming 2010 drilling will contribute to a NI 43-101 resource calculation of the Garrcon Zone and to test the extent of mineralization in both the Garrcon Zone and Jonpol Zones.

The Company is planning work on its Tower Mountain project west of Thunder Bay, Ontario, and holds a large position with several high priority drill targets in the prolific Guiana Shield of Venezuela.

For further information on ValGold please read the Smartstox Report profile available at http://www.smartstox.com/reports/val/ or visit www.valgold.com.

Stephen J. Wilkinson
President and Chief Executive Officer

ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.valgold.com.

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

May 13, 2010
NR 2010-11

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD GRANTS STOCK OPTIONS AND REPRICES CONSOLIDATED OPTIONS

ValGold Resources Ltd. (TSX Venture: **VAL**) (the "Company") has granted a total of 2,040,000 incentive stock options to directors, officers, and consultants of the Company, exercisable over a five-year period expiring May 11, 2015, at a price of $0.20 per share, being approximately 30% greater than the closing price of the Company's shares on the TSX Venture Exchange on the effective date of May 10, 2010. The stock options were issued in accordance with the Company's stock option plan approved by the Company's shareholders on February 3rd 2010.

The Company also reports that it has reset the price the existing 693,000 consolidated incentive stock options in accordance with a resolution passed at the abovementioned Company's shareholder meeting. The exercise price for these options is set at $0.19, being the five-day trading average of the Company's shares commencing on March 1st 2010, the date of the consolidation

ValGold Resources Ltd. is listed on the TSX Venture Exchange under the trading symbol: **VAL**. For further information on the Company and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President and Chief Executive Officer

For further information please contact:
Tel: (604) 687-4622
Fax: (604) 687-4212
Email: info@valgold.com